Press Release

FOR IMMEDIATE RELEASE

LABOPHARM TO PRESENT AT RBC CAPITAL MARKETS
2007 HEALTHCARE CONFERENCE

LAVAL, Québec (December 10, 2007) – Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today announced that James R. Howard-Tripp, President and Chief Executive Officer of the Company, will participate in the "Deliver Us From Pain" panel discussion at the RBC Capital Markets 2007 Healthcare Conference on Wednesday, December 12, 2007 at 11:00 a.m. ET at the Westin Times Square Hotel in New York City.

Interested parties may access the live webcast of this presentation by visiting the "Events" section of the homepage of the Company’s website at www.labopharm.com. Please connect at least 15 minutes prior to the presentation to ensure adequate time for any software download that may be required to join the webcast. An audio archive of the presentation will be available for 30 days.

About Labopharm Inc.

Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company’s lead product, a unique once-daily formulation of tramadol, is being commercially launched in key markets globally. The Company has a robust pipeline of follow-on products in both pre-clinical and clinical development. Labopharm’s vision is to become a fully integrated, international, specialty pharmaceutical company with the capability to internally develop and commercialize its own products. For more information, please visit www.labopharm.com.

This press release contains forward-looking statements, which reflect the Company's current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the uncertainties related to the regulatory process and the commercialization of the Company’s products thereafter, if they are approved. Investors should consult the Company's ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. The Company disclaims any obligation to update these forward-looking statements.

For more information, please contact:

At Labopharm	At The Equicom Group
Mark A. D’Souza	Jason Hogan
Chief Financial Officer	Media and Investor Relations
Tel: (450) 686-0207	Tel: (416) 815-0700
jhogan@equicomgroup.com

French:
Eric Bouchard
Tel: (514) 844-7997
ebouchard@equicomgroup.com